

September 28, 2020

Douglas E. Barnett
Chief Financial Officer
Sabre Corp
3150 Sabre Drive
Southlake, TX 76092

> **Re: Sabre Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 26, 2020**
> **Form 10-Q for the Quarter Ended June 30, 2020**
> **Filed August 10, 2020**
> **File No. 001-36422**

Dear Mr. Barnett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 7. Income Taxes, page 73

1. Please explain the nature of the "Suspended Loss" component of your deferred tax assets for each of the years ended December 31.

Form 10-Q for the Quarter Ended June 30, 2020

1. Summary of Business and Significant Accounting Policies
General Information, page 6

2. We note on page 63 of the Form 10-K that periodically, you provide cash payments (incentive consideration) to travel agencies at inception or modification of a service

contract which are recorded in other assets and capitalized and amortized to cost of revenue over the expected life of the service contract, which is generally three to five years. In view of the pandemic's impact on travel cancellations, please tell us how you assessed recoverability of such payments, capitalized over the remaining life of the respective contracts. We note that on page 47 of the Form 10-Q you disclosed that you are closely monitoring positions with travel agencies to identify situations in which cancelled bookings exceed new bookings, resulting in refunds of such incentive consideration and creating possible additional bad debt exposure.

2. Revenue from Contracts with Customers, page 9

3.	We note that your cancellation reserve is highly sensitive to your estimate of bookings, given the varying rates paid by airline suppliers. Considering that your historical experience might no longer serve as a reliable basis for predicting future travel cancellations in the wake of the COVID-19 pandemic, please tell us how you considered revising disclosure to address changes in in methods, inputs, and assumptions used for measuring obligations for refunds, and other similar obligations. Refer to ASC 606-10-50-20(d).

15. Subsequent Events, page 26

4.	Please disclose changes (if any) to the composition of one or more of your reporting units in connection with you segment reorganization and your basis for reassignment of goodwill to each reporting unit. Refer to ASC 350-20-35-45 and 46.

Definitions of Non-GAAP Financial Measures, page 32

5.	We note you calculate Adjusted EBITDA by excluding the amortization of upfront incentive consideration and capitalized implementation costs which constitute costs of obtaining and fulfilling contracts with customers respectively. We also note that your calculation of Adjusted Operating (Loss) Income excludes the amortization of capitalized implementation costs. Your presentation of these non-GAAP measures appears to be inconsistent with the guidance in Q&A 100.01 of the CDI on Non-GAAP Financial Measures (April 4, 2018). Please advise or revise.

Critical Accounting Estimates, page 45

6.	We note that a sharp decline in your stock price resulted in a significant decline in your market capitalization. On page 17, we further note that you concluded that goodwill was not impaired for any business unit as of June 30, 2020 but did not provide a discussion of the methodology used to estimate fair value. In your Critical Accounting Estimates on page 45 you imply that since the filing of your Form 10-K February 26, 2020 there have been no material changes to critical accounting estimates over Goodwill, yet it appears that the quantitative factors used to determine the Level 3 fair value related to goodwill may have been significantly impacted by the uncertainties of the pandemic. In this regard please,

- Tell us the method(s) you used to estimate the fair value of your reporting units. If more than one method was used, please indicate how you weighted each method.
- Provide qualitative and quantitative descriptions of the material assumptions and factors used to support each reporting unit's fair value determination and describe the degree of uncertainty associated with your key assumptions.
- Quantify the headroom between fair value and carrying value of your reporting units. In particular, we note that the fair value of the Airline Solutions reporting unit approximated its carrying amount as of March 31, 2020. It is unclear to us why despite its negative revenue results as of June 30, 2020, you recorded no goodwill impairment for that reporting unit.
- Tell us how you reconciled and evaluated your market capitalization to the fair value of your reporting units and describe the reasons for significant differences, if any. Further disclose the stock price (or average stock price) that you used to determine your market capitalization and how it was selected.

Refer to Section V. Critical Accounting Estimates, Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Craig Wilson, Senior Advisor at (202) 551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology